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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         AMERICAN MEDSERVE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         AMERICAN MEDSERVE CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  027448 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              TIMOTHY L. BURFIELD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         AMERICAN MEDSERVE CORPORATION
                          184 SHUMAN BLVD., SUITE 200
                           NAPERVILLE, ILLINOIS 60563
                                 (630) 717-2904

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)
                            ------------------------

                                With a copy to:

                              GLENN W. REED, ESQ.
                           GARDNER, CARTON & DOUGLAS
                       321 NORTH CLARK STREET, SUITE 3100
                            CHICAGO, ILLINOIS 60610
                                 (312) 644-3000
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is American Medserve Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 184 Shuman Blvd., Suite 200, Naperville, Illinois 60563. The title of the class of equity securities to which this statement relates is common stock, par value $0.01 per share, of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF PURCHASER.

     This statement relates to a cash tender offer by Omnicare Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated August 14, 1997, to purchase all of the outstanding shares of Common Stock of the Company (the "Shares") at a price per Share of $18.00, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer, that number of Shares which represents at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition") and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the regulations thereunder applicable to the purchase of the Shares pursuant to the Offer having expired or been terminated.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 7, 1997 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit (c)(1) hereto and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares owned by the Company as treasury stock, Shares owned by Parent, the Purchaser or any wholly owned subsidiary of Parent, and Shares held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon (the "Merger Consideration"). The Merger Agreement is summarized in Item 3 of this Statement. The Offer and the Merger and the transactions contemplated thereby are collectively referred to herein as the "Transaction."

     Based on the information in the Offer to Purchase, the principal executive offices of Parent and Purchaser are located at 50 East RiverCenter Boulevard, Covington, Kentucky 41011.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described or referred to below or incorporated by reference herein, to the knowledge of the Company, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Parent, the Purchaser or the executive officers, directors or affiliates of the Parent or the Purchaser.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

     Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates are described under the captions "Certain Transactions", "Management Agreements" and "Compensation Committee Interlocks and Insider Participation" on pages I-5 through I-9 of the Company's Information Statement Pursuant to Section 14(f) of the Securities Exchange

Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder (the "Information Statement"), which is attached hereto as Schedule I.

     Indemnification of Officers and Directors. The Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws provide that the Company shall, subject to certain limitations, indemnify its directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful.

     Section 102 of the Delaware General Corporation Law ("DGCL") permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. DGCL Section 102 provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Company's Amended and Restated Certificate of Incorporation includes a provision which eliminates, to the fullest extent permitted, director liability for monetary damages for breaches of fiduciary duty.

     The Merger Agreement provides that for a period of five years after the effective time of the Merger (the "Effective Time"), the Surviving Corporation shall indemnify, defend and hold harmless to the full extent required under applicable Delaware law, the Company's Amended and Restated Certificate of Incorporation and the Company's Amended and Restated Bylaws, the present and former officers and directors of the Company and its subsidiaries, determined as of the Effective Time (the "Indemnified Parties"), against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (with the consent of Parent or the Surviving Corporation)) arising out of actions or omissions occurring at or prior to the Effective Time.

     For a period of not less than three years after the Effective Time Parent or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance, provided that Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers, and provided further that if such existing insurance expires or is terminated or canceled during such three-year period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar insurance, provided that Parent, the Surviving Corporation or the Company shall not be required to pay aggregate premiums for such insurance in excess of 150% of the aggregate premiums paid by the Company in 1996 on an annualized basis for such purpose (the "1996 Premium"), but in such case shall purchase as much coverage as can be obtained for an annual premium not in excess of 150% of the 1996 Premium.

SUMMARIES OF AGREEMENTS

     The following are summaries of certain provisions of the Merger Agreement and the Severance Agreements (as hereinafter defined). The summaries are qualified in their entirety by reference to the respective agreements, each of which is incorporated herein by reference and a copy of each of which has been filed with the Commission as an exhibit to this Schedule 14D-9.

THE MERGER AGREEMENT

     The Offer. The Merger Agreement provides for the making of the Offer by the Purchaser. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions. The Purchaser has agreed that, without the written consent of the Company, Purchaser shall not amend or waive the Minimum Condition or decrease the Offer Price or the number of Shares sought in the Offer or amend any other condition of the Offer in any

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manner adverse to the stockholders of the Company (the "Stockholders"). If, immediately prior to the Expiration Date of the Offer, the Shares tendered and not withdrawn pursuant to the Offer equal less than 90% of the outstanding Shares but more than 80% of the outstanding Shares, the Purchaser may extend the Offer for a period not to exceed seven business days, notwithstanding that all conditions to the Offer are satisfied as of such date.

     The Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, and if required by applicable law in order to consummate the Merger, the approval of the Merger Agreement by the Stockholders of the Company and the satisfaction or waiver of the other conditions to the Merger, the Purchaser will be merged with and into the Company. The Merger shall become effective at such time as a certificate of merger is filed with the Secretary of State of the State of Delaware, or at such later time as is specified in such certificate of merger. As a result of the Merger, all of the properties, rights, privileges, immunities, powers and franchises of the Company and the Purchaser shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

     The Merger Agreement provides that the certificate of incorporation of the Purchaser at the Effective Time will be the certificate of incorporation of the Surviving Corporation. The by-laws of the Purchaser at the Effective Time will be the by-laws of the Surviving Corporation. The Merger Agreement also provides that the initial directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation and the initial officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

     Conversion of Securities. At the Effective Time, (i) each issued and outstanding Share held in the treasury of the Company, by Parent, the Purchaser or any other wholly owned subsidiary of Parent shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; (ii) each share of common stock of the Purchaser then issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation; and (iii) each Share issued and outstanding immediately prior to the Effective Time shall, except as otherwise provided in
(i) above and except for Shares held by any Stockholder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with Section 262 of the DGCL, be converted into the right to receive the Offer Price in cash or any higher price per Share that may be paid pursuant to the Offer, without interest.

     Dissenting Shares. Shares that are outstanding immediately prior to the Effective Time and which are held by Stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL (collectively, the "Dissenting Shares"), shall not be converted into or represent the right to receive the Merger Consideration. Such Shares instead will, from and after the Effective Time, represent only the right to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender, in the manner provided in the Merger Agreement, of the certificate or certificates that, immediately prior to the Effective Time, evidenced such Shares.

     Options. The Merger Agreement provides that on the Expiration Date, immediately prior to the acceptance for payment of Shares pursuant to the Offer, each outstanding employee stock option to purchase Shares (a "Company Option") granted under any stock option or compensation plan or arrangement of the Company or its subsidiaries (collectively, the "Option Plan"), shall be surrendered to the Company and shall be forthwith canceled and the Company shall pay to each holder of a Company Option, by check, an amount equal to (i) the product of the number of the Shares which are issuable upon exercise of such Company Option, multiplied by the Offer Price, less (ii) the aggregate exercise price of such Company Option. Except as may be otherwise agreed to by Parent or the Purchaser and the Company, the Company's Option Plan shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for

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the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries shall be deleted as of the Effective Time and no holder of Company Options or any participant in the Option Plan or any other plans, programs or arrangements shall have any rights thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

     Recommendation. The Board of Directors has unanimously (i) determined that the terms of the Offer and the Merger are fair, to and in the best interests of, the Stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that the Stockholders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger; provided, that such recommendation may be withdrawn, modified or amended, if, in the opinion of the Board of Directors, after receipt of advice from outside legal counsel, failure to withdraw, modify or amend such recommendation would reasonably be expected to result in the Board of Directors violating its fiduciary duties to the Company's shareholders under applicable law and the Company pays the fees and expenses required by the Merger Agreement.

     Stockholders' Meeting. The Merger Agreement provides that the Company shall, if required in accordance with applicable law, in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its Stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby. If required by applicable law, the Company will file with the Securities and Exchange Commission (the "Commission") a proxy statement including the recommendation of the Board of Directors that the Stockholders vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby. The Company agrees to respond promptly to all Commission comments with respect to the proxy statement and to cause the proxy statement to be mailed to the Stockholders at the earliest practicable time.

     Notwithstanding the preceding paragraph, in the event that Parent, the Purchaser and any other subsidiaries of Parent shall acquire, in the aggregate, at least 90% of the outstanding shares of each class of capital stock of the Company, pursuant to the Offer or otherwise, the Company has agreed, at the request of Parent, to take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after such acquisition, without a meeting of Stockholders, in accordance with Section 253 of the DGCL.

     Representation on the Board of Directors. Promptly upon the purchase of and payment for any Shares by Parent or any of its subsidiaries which represents at least a majority of the outstanding Shares, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on such Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, upon request of the Purchaser, promptly increase the size of its Board of Directors or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable Parent's designees to be so elected to the Company's Board, and shall cause Parent's designees to be so elected. At such time, the Company shall, if requested by Parent, also cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. In the event that Parent's designees are elected to the Company's Board of Directors, until the Effective Time, the Company's Board shall have at least two directors who are directors on the date of the Merger Agreement (the "Independent Directors"); provided that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who shall not be stockholders, affiliates or associates of Parent or the Purchaser and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In the event that Parent's designees are elected to the Company's Board, after the acceptance for payment of Shares pursuant

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to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to (a) amend or terminate the Merger Agreement by the Company or (b) exercise or waive any of the Company's rights, benefits or remedies thereunder.

     Interim Operations of the Company. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, except as otherwise expressly provided in the Merger Agreement or as agreed in writing by the Parent, during the period from the date of the Merger Agreement until such time as directors of the Purchaser have been elected to, and shall constitute a majority of, the Board of Directors of the Company (a) the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course of business and consistent with past practice and, to the extent consistent therewith, each of the Company and its subsidiaries shall use its reasonable efforts to preserve its business organizations and business organizations of its subsidiaries intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners, (b) the Company will not directly or indirectly
(i) except upon exercise of employee stock options, pursuant to which up to 517,117 Shares may be issued, outstanding on the date of the Merger Agreement, issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of the Company or any capital stock of any of its subsidiaries beneficially owned by it, (ii) amend its certificate of incorporation or by-laws or similar organizational documents, or (iii) split, subdivide, combine or reclassify the outstanding Shares or preferred stock or any outstanding capital stock of any of the subsidiaries of the Company, (c) neither the Company nor any of its subsidiaries shall (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock other than dividends paid by subsidiaries of the Company to the Company or any of its wholly owned subsidiaries in the ordinary course of business, (ii) issue, sell, pledge, grant, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares reserved for issuance on the date hereof pursuant to the exercise of employee stock options outstanding on the date of the Merger Agreement pursuant to which up to 517,117 shares may be issued, (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets other than in the ordinary and usual course of business and consistent with past practice, or (iv) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock, (d) neither the Company nor any of its subsidiaries shall (i) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its executive officers or employees, enter into any contract or other binding commitment in respect of any such increase with any of its directors, officers or other employees or any director, officer or other employee of its subsidiaries, and not establish, adopt, enter into, make any new grants or awards under or amend, any collective bargaining agreement; (ii)(A) adopt any new, or (B) amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under an existing, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement, or (iii) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any of its subsidiaries; provided however, that (i) prior to consummation of the Offer, the Company may enter into severance agreements with certain individuals set forth in the Company Disclosure Schedule (the "Designated Employees") in the form as approved by the Company's Board of Directors, (ii) the aggregate cost of payments and benefits provided to the Designated Employees pursuant to the terms of such severance agreements (unless otherwise amended with the written consent of, or at the written direction of, Parent or Purchaser) shall not exceed $2,000,000 in the aggregate, and (iii) with respect to the severance plan described in the Company Disclosure Schedule that covers individuals other than the Designated Employees (the "Nondesignated Employees"): (a) the implementation of such plan and the entering into of agreements with Nondesignated Employees shall be subject to the prior written consent of the Purchaser, which consent shall not be unreasonably withheld (with reasonableness to be determined based upon Purchaser's reasonable business objectives and consistent with Purchaser's past practice), and (b) the aggregate cost of payments and benefits provided to the Nondesignated Employees pursuant to the terms of such severance agreements (unless otherwise amended with the written consent of, or at the written direction of, Parent or Purchaser) shall not exceed $1,000,000 in the aggregate; (e) neither the Company nor any of its subsidiaries shall permit

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any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated except in the ordinary course of business and consistent with past practice; (f) neither the Company nor any of its subsidiaries shall enter into any contract or transaction relating to the purchase of assets that exceed $1,000,000 in the aggregate; (g) neither the Company nor any of its subsidiaries shall change any of the accounting methods used by it unless required by GAAP, neither the Company nor any of its subsidiaries shall make any material tax election except in the ordinary course of business consistent with past practice, change any material tax election already made, adopt any material tax accounting method except in the ordinary course of business consistent with past practice, change any material tax accounting method unless required by GAAP, enter into any closing agreement, settle any tax claim or assessment or consent to any tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment, (h) neither the Company nor any of its subsidiaries shall (i) incur or assume any long-term debt, (ii) except in the ordinary course of business and consistent with past practice and in an aggregate amount not to exceed $3,000,000, incur or assume any short-term indebtedness, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, (iv) make any loans, advances or capital contributions to, or investment in, any other person (other than to wholly owned subsidiaries of the Company), (v) enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets), or (vi) modify, amend or terminate any of its material contracts or waive, release or assign any material rights, (i) neither the Company nor any of its subsidiaries shall settle or compromise any claim, lawsuit, liability or obligation, and neither the Company nor any of its subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligation, (x) to the extent reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries, (y) incurred in the ordinary course of business and consistent with past practice or (z) which are legally required to be paid, discharged or satisfied, (j) neither the Company nor any of its subsidiaries will take, or agree to commit to take, any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time,
(k) except as otherwise required by the fiduciary duties of the board to the Stockholders under applicable law, neither the Company nor any of its subsidiaries will take any action with the intent of causing any of the conditions to the Offer not to be satisfied, and (l) except as otherwise required by the fiduciary duties of the board to the Stockholders under applicable law, neither the Company nor any of its subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     Other Agreements of Parent, the Purchaser and the Company. The Merger Agreement provides that neither the Company nor any of its subsidiaries shall (and the Company shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and any of its affiliates or representatives) concerning any proposal or offer to acquire all or a substantial part of the business and properties of the Company or any of its subsidiaries or any capital stock of the Company or any of its subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"), except that the Merger Agreement does not prohibit the Company or the Company's Board from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's stockholders as, in the good faith judgment of the Board, after receiving advice from outside counsel, is required under applicable law, provided that the Company may not, except as described below, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend any Acquisition Proposal, or enter into any agreement with respect to any Acquisition Proposal. The Merger Agreement provides that the Company will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the

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foregoing. The Merger Agreement provides that notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer, the Company may furnish information concerning the Company and its subsidiaries to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if (x) such entity or group has submitted a bona fide written proposal to the Company relating to any such transaction which the Board determines in good faith, after consulting with a nationally recognized investment banking firm, represents a superior transaction to the Offer and the Merger and (y) in the opinion of the Board of Directors of the Company, only after receipt of advice from outside legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations would reasonably be expected to cause the Board of Directors to violate its fiduciary duties to the Company's shareholders under applicable law (an Acquisition Proposal which satisfies clauses (x) and (y) being referred to herein as a "Superior Proposal"). The Merger Agreement provides that the Company will immediately notify Parent of the existence of any proposal or inquiry received by the Company, the identity of the party making such proposal or inquiry, and the terms (both initial and modified) of any such proposal or inquiry (and will disclose any written materials delivered in connection therewith) and the Company will keep Parent reasonably informed of the status (including amendments or proposed amendments) of any such proposal or inquiry. The Merger Agreement provides that the Company will promptly provide to Parent any material non-public information regarding the Company provided to any other party which was not previously provided to Parent. The Merger Agreement provides that at any time following notification to Parent of the Company's intent to do so (which notification shall include the identity of the bidder and the material terms and conditions of the proposal) and if the Company has otherwise complied with the terms of the foregoing, the Board of Directors may withdraw or modify its approval or recommendation of the Offer and may enter into an agreement with respect to a Superior Proposal, provided it shall (i) take no such action unless it shall notify Parent promptly of its intention, and in no event shall such notice be given less than two business days prior to the earlier of the public announcement of such withdrawal or modification of its recommendation or the Company's termination of the Merger Agreement, and (ii) concurrently with entering into such agreement pay or cause to be paid to Parent the Break-Up Amount (as defined below) plus any amount payable at the time for reimbursement of expenses pursuant to the Merger Agreement. If the Company shall have notified Parent of its intent to enter into an agreement with respect to a Superior Proposal in compliance with the preceding sentence and has otherwise complied with such sentence, the Company may enter into an agreement with respect to such Superior Proposal.

     From the date of the Merger Agreement, upon reasonable notice, the Company shall (and shall cause each of its subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of Parent, access, during normal business hours during the period prior to the time that the directors of the Purchaser have been elected to, and shall constitute a majority of the Board of Directors of the Company, (the "Appointment Date"), to all its properties, employees, books, contracts, commitments and records and, during such period, the Company shall (and shall cause each of its subsidiaries to) furnish promptly to the Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request. After the Appointment Date, the Company shall provide Parent and such persons as Parent shall designate with all such information, at such time as Parent shall request.

     Unless otherwise required by law and until the Appointment Date, Parent will hold any such information which is nonpublic in confidence in accordance with the provisions of a letter agreement dated June 4, 1997, between the Company and the Parent.

     Pursuant to the Merger Agreement, for five years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) shall indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries, determined as of the Effective Time (each an "Indemnified Party") against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected only upon receipt of the written consent of the

Parent or the Surviving Corporation which consent shall not unreasonably be withheld)) arising out of actions or omissions occurring at or prior to the Effective Time to the full extent required under applicable Delaware law, the terms of the Company's certificate of incorporation or by-laws, as in effect at the date of the Merger Agreement, and the terms of any indemnification agreement entered into with the Company prior to the date of the Merger Agreement; provided, that in the event any claim or claims are asserted or made within such five-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. Parent or the Surviving Corporation shall maintain the Company's existing officers and directors' liability insurance ("D&O Insurance") for a period of not less than three years after the Effective Time; provided, that the Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, if the existing D&O Insurance expires, is terminated or canceled during such period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance; provided, further, however, that in no event shall Parent, the Surviving Corporation or the Company be required to pay aggregate premiums for insurance in excess of 150% of the aggregate premiums paid by the Company in 1996 on an annualized basis for such purpose (the "1996 Premium"); and provided, further, that if the Parent or the Surviving Corporation is unable to obtain the amount of insurance required by this sentence for such aggregate premium, Parent or the Surviving Corporation shall obtain as much insurance as can be obtained for an annual premium not in excess of 150% of the 1996 Premium.

     The Merger Agreement provides that the Company, the Purchaser and Parent will each use all reasonable efforts to consummate and make effective the transactions contemplated by the Merger Agreement as soon as practicable.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties made by the Company to Parent and the Purchaser including, but not limited to, representations and warranties relating to the Company's organization and qualification, its capitalization, its authority to enter into the Merger Agreement and to carry out the related transactions, the absence of conflicts with applicable laws and existing obligations of the Company and its subsidiaries, financial statements of the Company, compliance with applicable law, filings made by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, undisclosed liabilities, certain changes or events concerning its businesses, litigation, employee benefits and labor matters, tax matters, intellectual property, environmental matters, disclosure documents filed with the Commission in connection with the Offer and the Merger, brokerage fees and commissions and other fees, certain business practices, insurance and product warranties.

     The Merger Agreement contains various customary representations and warranties made by Parent and the Purchaser to the Company, including, but not limited to, representations and warranties relating to Parent's and the Purchaser's organization and qualification, their authority to enter into the Merger Agreement and to carry out the related transactions, the absence of conflicts with applicable laws and existing obligations of Parent and the Purchaser, certain information provided to the Company by Parent and the Purchaser for inclusion in disclosure documents filed with the Commission in connection with the Offer and Merger and the financing of the Offer and Merger.

     Conditions to the Merger. The obligations of each of Parent, the Purchaser and the Company to effect the Merger are subject to the satisfaction of certain conditions, including that (a) the Merger Agreement shall have been adopted and the Merger shall have been approved by the requisite vote of the holders of the Shares, if required by applicable law, in order to consummate the Merger, (b) no federal or state governmental or regulatory body or court of competent jurisdiction shall have enacted, issued, promulgated or enforced any statute, rule, regulation, executive order, decree, judgment, preliminary or permanent injunction or other order that is in effect and that prohibits, enjoins or otherwise restrains the consummation of the Merger; provided, however, that the parties shall use all commercially reasonable efforts to cause any such decree, judgment, injunction or order to be vacated or lifted, (c) Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer, except that this condition shall not apply if Parent, the Purchaser or their affiliates shall have failed to purchase Shares pursuant to the Offer in breach of their obligations under the

Merger Agreement, and (d) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

     The obligation of the Parent and Purchaser and the Company to effect the Merger is also subject to the satisfaction or waiver of the condition that all representations and warranties made by the Company or Parent and Purchaser, respectively, in the Merger Agreement shall be true and correct on and as of the Effective Time, unless the inaccuracies (without giving effect to any materiality or material adverse effect qualifications or materiality exceptions contained therein) under such representations and warranties, taking all the inaccuracies under all such representations and warranties together in their entirety, do not, individually or in the aggregate, result in any event, change or effect that has, or is reasonably likely to have, a material adverse effect
(A) on the condition (financial or otherwise), business, assets, liabilities, results of operations or cash flows of the Company and its subsidiaries or Parent and its subsidiaries, respectively, taken as a whole, or (B) on the ability of the Company or the ability of Parent or the Purchaser to perform its obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement.

     Termination. The Merger Agreement may be terminated, (a) by the mutual written consent of Parent and the Company, (b) by either of the Company or Parent (i) if the Offer shall have expired without any Shares being purchased therein; provided, however, that the right to terminate the Merger Agreement under this clause (b)(i) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or the Purchaser, as the case may be, to purchase the Shares pursuant to the Offer on or prior to such date, (ii) if any court, arbitrator, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties to the Merger Agreement shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the consummation of the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable, or (iii) if the Offer has not been consummated prior to October 5, 1997; provided, that the right to terminate the Merger Agreement under this clause (b)(iii) shall not be available to any party whose misrepresentation in the Merger Agreement or whose failure to perform any of its covenants and agreements or to satisfy any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or the Purchaser, as the case may be, to purchase shares pursuant to the Offer on or prior to such date, (c) by the Company (i) if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this clause (c)(i) if the Company is at such time in breach of its obligations under the Merger Agreement such as to cause a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, results of operations or cash flows of the Company and its subsidiaries, taken as a whole, or on the ability of the Company to perform its obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement (a "Company Material Adverse Effect"), (ii) in connection with entering into an agreement with respect to a Superior Proposal, provided it has complied with all provisions relating thereto contained in the Merger Agreement, including the notice provisions, and that it makes simultaneous payment of the Break-Up Amount (as defined below), or (iii) if Parent or the Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which is not cured, in all material respects, within 30 days after the giving of written notice by the Company to Parent or the Purchaser, as applicable, (d) by Parent (i) if either Parent or the Purchaser is entitled to terminate the Offer as a result of (A) the Board of Directors of the Company or any committee thereof having modified in a manner adverse to Parent or the Purchaser or withdrawn its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal, (B) the Company entering into any agreement with respect to any Superior Proposal in accordance with the terms of the Merger Agreement, or (C) the Board of Directors of the Company resolving to do any of the foregoing, (ii) if the Offer is not commenced as a result of actions or inaction by the Company that result in the failure of a condition to the Offer or the Offer is terminated or expires as a result of the failure of a condition of the Offer, unless such termination or expiration has been caused by or resulted from the failure of Parent or Purchaser to perform any covenants and agreements of Parent or Purchaser contained in the Merger Agreement, or (iii) if (A) the

Company shall have breached in any respect any of its representations or warranties contained in the Merger Agreement, unless the inaccuracies (without giving effect to any materiality or material adverse effect qualifications or materiality exceptions contained therein) under such representations and warranties taking all the inaccuracies under all such representations and warranties together in their entirety, do not, individually or in the aggregate, result in a Company Material Adverse Effect or (B) the Company shall have breached or failed to perform any obligation or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement, other than, any breach or failure which would not have, either individually or in the aggregate, a Company Material Adverse Effect (in each of cases (A) or (B), which breach or failure has not been cured within thirty (30) days following receipt of written notice thereof by Parent specifying in reasonable detail the basis of such alleged breach or failure).

     Termination Fee. If (i) the Company terminates the Merger Agreement in connection with entering into an agreement with respect to a Superior Proposal,
(ii) Parent terminates the Merger Agreement as a result of (A) the Board of Directors of the Company or any committee thereof having modified in a manner adverse to Parent or the Purchaser or withdrawn its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal, (B) the Company entering into any agreement with respect to any Superior Proposal in accordance with the terms of the Merger Agreement, or (C) the Board of Directors of the Company resolving to do any of the foregoing, or (iii) either the Company or Parent terminates the Merger Agreement if the Offer shall have expired without any Shares being purchased therein (provided, however, that such right to terminate is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or the Purchaser, as the case may be, to purchase the Shares pursuant to the Offer on or prior to such date) and (1) prior to such termination there shall have been publicly announced another Acquisition Proposal or (2) the Company shall have entered into a definitive agreement relating to an Acquisition Proposal or a business combination or other transaction contemplated by an Acquisition Proposal shall have been consummated prior to or within six months following such termination, then the Company agrees that it will immediately thereafter pay to Parent in same day funds, an amount (the "Break-Up Amount") equal to $6,700,000.

     Pursuant to the Merger Agreement, in the event of the termination of the Merger Agreement, the Merger Agreement will become null and void and have no further force or effect, without any liability on the part of any party or its affiliates, directors, officers, agents or representatives, other than (a) certain provisions of the Merger Agreement relating to the termination fee, expenses of the parties and confidentiality of information, publicity and effect of termination and (b) to the extent that such termination results from the breach by such party of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, provided, however, that a party's damages for any such breach shall be limited to such party's actual damages and neither party shall be entitled to seek consequential or special damages for any such breach.

     Costs and Expenses. Except as discussed above, the Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

     Amendment and Waivers. Subject to applicable law, the Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company contemplated by the Merger Agreement, by written agreement of the Parent and Purchaser and the Company, by action taken by their respective Boards of Directors, at any time prior to the date of the closing of the Merger with respect to any of the terms contained therein; provided, however, that after the approval of the Merger Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce the amount or change the form of the Merger Consideration.

SEVERANCE AGREEMENTS

     Pursuant to the several severance agreements, each of which is dated August 7, 1997, between the Company and each of Charles R. Wallace (Vice
President-Finance and Chief Financial Officer of the Company), Michael B. Freedman (Vice President-Business Development of the Company) and J. Jeffrey

Gephart (Vice President-National Sales of the Company) (the "Executive Group") (the "Severance Agreements"), a member of the Executive Group shall be entitled to receive a lump-sum severance payment from the Company if (i) there has been a Change of Control (as defined in the Severance Agreements) (which consummation of the Offer will constitute), (ii) such member of the Executive Group is an active employee of the Company at the time of the Change of Control, and (iii) within 730 calendar days (548 calendar days in the case of Mr. Gephart) of the Change of Control, the employment of such member of the Executive Group is involuntarily terminated for any reason (other than for Just Cause (as defined in the Severance Agreements) or death or retirement after age 65) or voluntarily terminated following the occurrence of a Constructive Termination Event (as defined in the Severance Agreements). The amount of the severance payment shall be equal to two times (1.5 times in the case of Mr. Gephart) one year's Annualized Compensation (as defined in the Severance Agreements) (the "Maximum Amount") if the termination of employment occurs within 183 calendar days following the Change of Control. If the termination of employment occurs thereafter, the amount of the severance payment shall be equal to (i) the Maximum Amount less (ii) the Maximum Amount times a fraction having a numerator equal to the number of calendar days that have elapsed since the six-month anniversary of the Change of Control and a denominator equal to 548 (365 in the case of Mr. Gephart). The Severance Agreements also provide that any unvested stock options for the purchase of Company stock which a member of the Executive Group is holding on the date he becomes entitled to a severance payment shall immediately become fully vested. The Severance Agreements also provide for continuation of life and health insurance coverage for a member of the Executive Group if he is entitled to a severance payment.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     The Board of Directors of the Company was aware that certain officers and directors of the Company have certain interests in the Transaction, including those referred to below, that present actual or potential conflicts of interest in connection with the Offer and considered such factors along with other matters described in Item 4 under "Reasons for Recommendation".

     As of August 7, 1997, the executive officers and directors of the Company beneficially owned or may be deemed to have beneficially owned an aggregate of 4,997,560 Shares and held Options to purchase an aggregate of 50,000 Shares (whether or not exercisable). On such date, the Shares beneficially owned or which may be deemed to be beneficially owned by executive officers and directors of the Company and the Options held by such persons (whether or not exercisable) together constituted 39.6% of the outstanding Shares on a fully diluted basis (assuming the exercise of all outstanding Options). If the Transaction is consummated, subject to the consent of the Option holder, each outstanding Option will be surrendered and cancelled in exchange for a cash payment equal to the number of Shares subject to such Option, multiplied by the Offer Price, less the aggregate exercise price of such Option.

     The following table sets forth, as of August 7, 1997, the number of Shares and Options beneficially owned or which may be deemed to be beneficially owned by, and the aggregate amounts to be received by, each executive officer and director of the Company who beneficially owns or may be deemed to beneficially own any Shares or Options, and all executive officers and directors of the Company as a group, pursuant to the Transaction. Other than the individuals named below, no executive officer or director of the Company owns any Shares.

                                                                              TOTAL CASH AMOUNT
 NAME OF DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY    SHARES     OPTIONS    TO BE RECEIVED
------------------------------------------------------  ---------   -------   -----------------
Bryan C. Cressey (1)..................................  4,215,527        0       $75,879,486
Timothy L. Burfield...................................    509,659        0         9,173,862
Michael B. Freedman (2)...............................     84,022        0         1,512,396
J. Jeffrey Gephart....................................     52,288        0           941,184
Charles R. Wallace (3)................................    112,228        0         2,020,104
James H.S. Cooper.....................................     11,853        0           213,354
Charles C. Halberg (4)................................     11,983   50,000           365,694
Lee M. Mitchell (1)...................................  4,215,527        0        75,879,486
All Directors and Executive Officers as a Group (8
  Persons)(1)(2)(3)(4)................................  4,997,560   50,000        90,106,080

------------------------

(1) Bryan C. Cressey and Lee M. Mitchell are principals of Golder, Thoma, Cressey, Rauner, Inc., which is the general partner of GTCR IV, L.P., which is the general partner of Golder, Thomas, Cressey, Rauner Fund IV, L.P., the record owner of such Shares. Accordingly, Mr. Cressey and Mr. Mitchell may be attributed beneficial ownership of the Shares owned of record by Golder, Thoma, Cressey, Rauner Fund IV, L.P. Mr. Cressey and Mr. Mitchell disclaim beneficial ownership of such Shares.

(2) Includes 3,000 Shares owned by Mr. Freedman's wife, 500 Shares owned jointly with Mr. Freedman's wife and 20,000 Shares held in trust for the benefit of his children.

(3) Includes 109,228 Shares held by the Charles R. Wallace Revocable Trust and 3,000 Shares owned by Mr. Wallace's children.

(4) Includes 130 Shares owned by Mr. Halberg's children.

OTHER MATTERS

     Appraisal Rights. No appraisal rights are available in connection with the Offer. If the Merger is consummated, stockholders of the Company would have the right to dissent and demand appraisal of their Shares under the DGCL. Under the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Shareholders should recognize that the value so determined could be higher or lower or the same as the price per Share paid pursuant to the Offer or the consideration per Share in the Merger.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors.

     The Board of Directors has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

  (b) Background.

     The Company was formed in November 1993 by Timothy L. Burfield (the Company's President and Chief Executive Officer) and Golder, Thoma, Cressey, Rauner Fund IV, L.P. (the "GTCR Fund") to participate in the consolidation of the long-term care pharmacy industry. The Company completed its first acquisition of a long-term care pharmacy provider in August 1994, and to date the Company has completed a total of 30 acquisitions. In November and December 1996, the Company completed its initial public offering of Shares, through which it generated net proceeds of approximately $83.2 million at an initial public offering price of $15.00 per Share.

     Commencing in May 1997, management and selected members of the Board of Directors of the Company held a series of discussions concerning the long-term care pharmacy market generally and the strategic direction of the Company and its business, in particular, including the possibility of a sale of the Company. At a special telephonic meeting held May 27, 1997, the Board of Directors authorized Bryan C. Cressey (the Company's Chairman), James H.S. Cooper (a Director) and Timothy L. Burfield (the Company's President and Chief Executive Officer and a Director) to interview selected investment banking firms to assist the Company in its deliberations. On June 4, 1997 and June 9, 1997, the Company retained Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and William Blair & Company, L.L.C. ("Blair"), respectively, to serve as the Company's financial advisors in connection with various strategic alternatives, including a possible sale of the Company.

     The Board directed DLJ to approach six selected pre-identified potential strategic buyers to solicit interest in a possible business combination transaction. In particular, in early June 1997 inquiries to solicit interest in such a transaction were made by DLJ on behalf of the Company to Parent and five other potential strategic buyers. During the first two weeks of June and following execution of confidentiality agreements with all parties, representatives of the Parent and three other potential buyers met with members of the Company's senior management (including Mr. Burfield, Charles R. Wallace and Michael B. Freedman) in separate meetings, at which meetings members of the Company's management made oral presentations concerning the Company and its business. Following those due diligence meetings, interested parties were requested to submit preliminary indications of interest to DLJ on or before June 17, 1997. All prospective acquirors were advised by DLJ that the Company had a strong preference for an all-cash transaction and that any possible transaction could not be subject to any significant financing conditions.

     On June 17, 1997, one potential buyer ("Potential Buyer A") submitted a written proposal to acquire the Company at a price range of $17.00 to $19.00 per Share, payable in cash and/or shares of Potential Buyer A's common stock. On June 18, 1997, Parent submitted a written proposal to acquire the Company at a price range of $17.00 to $19.00 per Share, payable in cash, and another potential buyer ("Potential Buyer B") submitted a written proposal to acquire for $22.00 per Share in cash all Shares other than those held by the GTCR Fund.

     Following further discussions among the Company, DLJ and Blair concerning the preliminary indications of interest, DLJ was directed to advise Potential Buyer B that a cash offer to purchase all Shares at $22.00 per Share would be sufficient to advance Potential Buyer B to the next phase of the process, provided, however, that Potential Buyer B's majority shareholder expressed its endorsement and support of such a transaction. While representatives of Potential Buyer B subsequently indicated verbally that Potential Buyer B would be willing to pursue a transaction at $22.00 per Share for all outstanding Shares, the Company failed to receive a written confirmation of such interest and Potential Buyer B's majority shareholder failed to indicate its willingness to be supportive of a transaction involving the Company and Potential Buyer B.

     On June 26, 1997, DLJ on behalf of the Company invited each of the Parent and Potential Buyer A to submit final proposals on or before July 9, 1997. DLJ also submitted to each party an initial draft of a definitive acquisition agreement prepared by counsel to the Company and requested each party to submit comments on the draft with its final proposals due on July 9, 1997. During the period prior to July 9, 1997, representatives of each of Parent and Potential Buyer A again met with members of the Company's management, and representatives of Parent and Potential Buyer A undertook a due diligence review of the Company.

     On July 9, 1997, Potential Buyer A submitted a final written proposal to acquire all Shares for $16.00 per Share, payable in cash. On July 10, 1997, Parent submitted its written proposal to acquire all Shares for $17.75 per Share, payable in cash. In a subsequent conversation with representatives of Potential Buyer A, DLJ was advised that Potential Buyer A was unwilling to increase its offer. Following additional conversations with DLJ, Parent increased its offer to $18.00 per Share, payable in cash, subject to resolution of certain issues raised by Parent with respect to the Company's relationship with The Evangelical Lutheran Good Samaritan Foundation (the "Foundation") and The Evangelical Lutheran Good Samaritan Society (the "Society").

     On July 18, 1997, representatives of the Company (including Mr. Burfield, Mr. Wallace and Mr. Freedman), DLJ, Blair and the Company's counsel, and representatives of Parent, Credit Suisse First Boston Corporation, Parent's financial advisor, and Parent's counsel participated in a telephone conference call, during which Parent sought modification and clarification of certain matters relating to the Company's relationship with the Foundation (the Company's co-investor in Good Samaritan Supply Services, Inc. ("Supply")) and the Society. Following that call, Mr. Burfield met with representatives of the Society, the Foundation and Supply on July 22 and July 31, 1997 to discuss the proposed modifications, and on August 4, 1997 the boards of directors of the Foundation and Society formally approved amendments to the agreements governing the relationship among the Company, the Foundation, the Society and Supply.

     On August 5 and August 6, 1997, representatives of Parent and the Company and their respective legal advisors continued to negotiate definitive terms of a merger agreement. On August 6, 1997, the Board of Directors of the Company held a special meeting in Chicago (Mr. Cressey participating via telephone conference) to discuss the status and advisability of the transaction. Counsel to the Company reviewed the fiduciary duties of directors and reviewed in detail the terms and conditions of the draft Merger Agreement. Representatives of DLJ reviewed a written summary of its analyses underlying its fairness opinion to be delivered upon execution of a definitive agreement (the "DLJ Materials"). The Board meeting was adjourned until the morning of August 7, 1997, pending resolution of certain issues relating to the Merger Agreement.

     On the morning of August 7, 1997, the Board of Directors of the Company held a special telephonic meeting, with all directors present. The directors were advised by management and counsel to the Company that certain issues relating to the Merger Agreement remained unresolved, and the meeting was adjourned. At the close of business on August 7, 1997, the Board of Directors of the Company again met by telephone conference call, with all directors present. The directors were advised by management and counsel to the Company that all open issues had been resolved to the satisfaction of the Company. DLJ summarized and reviewed the DLJ Materials and delivered to the Board DLJ's opinion letter, in which DLJ expressed its opinion that, as of August 7, 1997, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders of Shares from a financial point of view. Counsel to the Company again summarized the terms of the Offer and the Merger. The Board of Directors of the Company then discussed the merits of the proposed Offer and Merger. Following such discussion, the Board of Directors unanimously approved the Merger Agreement, authorized execution and delivery thereof, determined that the Offer and the Merger are fair to, and in the best interests of, the holders of Shares and recommended that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     Following the Parent's Board's review of the final terms of the Merger Agreement and the Offer, Parent's Board of Directors unanimously determined to approve the Merger Agreement. The Merger Agreement was executed on the evening of August 7, 1997.

     Prior to the commencement of trading on August 8, 1997, each of the Company and Parent issued a press release regarding the execution of the Merger Agreement.

  (c) Reasons for Recommendation.

     In making this recommendation, the Board of Directors considered a number of factors, including, but not limited to, the following:

          (i) the terms and provisions of the Offer, the Merger and the Merger Agreement;

          (ii) presentations by management of the Company and DLJ (at board meetings on August 6, August 7 and at previous board meetings) relating to the financial position, results of operations, business and prospects of the Company, including the prospects of, and financial and business risk attendant to, the Company if the Company were to remain independent;

          (iii) the results of the process undertaken to identify and solicit proposals from third parties to enter into a strategic transaction with the Company;

          (iv) the trading price of the Shares since the Company's initial public offering completed in November and December 1996, and the fact that the $18.00 price in connection with the Offer and the Merger represents a premium of approximately 16% over the last sale price of $15.50 for the Shares on Nasdaq on August 7, 1997, the day prior to the public announcement of the execution of the Merger Agreement;

          (v) the views expressed by management and DLJ that there appeared to be a limited and identifiable number of parties with which the Company would be a good strategic fit, and that it was unlikely that any other party would propose a transaction that was more favorable to the Company's stockholders;

          (vi) the presentations by DLJ at the August 6 and August 7, 1997 board meetings and the written opinion of DLJ dated August 7, 1997, to the effect that, as of such date, and based on the assumptions made, matters considered and limits of review as set forth in such opinion, the consideration to be received by the Company's stockholders in the Offer and the Merger pursuant to the Merger Agreement, was fair to such stockholders from a financial point of view. A copy of the written opinion of DLJ, which sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by DLJ, is attached as Annex I, is filed as Exhibit (a)(6) hereto and is hereby incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF DLJ CAREFULLY IN ITS ENTIRETY;

          (vii) the fact that the Offer and the Merger are not conditioned on the availability of financing; and

          (viii) the fact that the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a superior alternative acquisition proposal, although such termination would trigger the payment by the Company of a break-up fee in the amount of $6,700,000.

     The Board of Directors recognized that consummation of the Offer and the Merger will deprive current stockholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of the operations and future prospects of the Company are adequately reflected in the $18.00 price per Share.

     Considering these factors, the Board of Directors determined that acceptance of the Offer and the tender of Shares pursuant to the Offer, and the approval and adoption of the Merger and the Merger Agreement would be in the best interests of the Company's stockholders.

     In view of the variety of factors considered in connection with its evaluation of the Transaction, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement dated June 4, 1997, the Company engaged DLJ to act as its financial advisor in connection with the possible sale of all or a portion of the Company. Pursuant to the terms of the letter agreement, the Company has agreed to pay DLJ (i) a fee of $250,000 at the time DLJ delivers to the Board of Directors its fairness opinion, and (ii) upon consummation of the Offer a transaction fee equal to 0.80% of the aggregate consideration to be paid by Purchaser for all outstanding Shares in the Offer and the Merger (including Options), plus the amount of any debt assumed, acquired, remaining outstanding, retired or defeased in connection with the Transaction, minus the fee paid pursuant to clause (i) above. The Company has agreed to reimburse DLJ for out-of-pocket expenses (including the reasonable fees and expenses of counsel) and DLJ has agreed to limit its expenses incurred in connection with its engagement to $25,000, without the prior consent of the Company. The Company has also agreed to indemnify DLJ against certain liabilities.

     Pursuant to a letter agreement dated June 9, 1997, the Company engaged Blair to render certain financial advisory and investment banking services in connection with the possible sale of all or a portion of the Company. Pursuant to the terms of the letter agreement, the Company has agreed to pay Blair a fee of $600,000 upon consummation of the Offer and to indemnify Blair against certain liabilities.

     Except as described herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

   EXHIBIT NO.
-----------------
Exhibit (a)(1)      Offer to Purchase, dated August 14, 1997 (filed as Exhibit (a)(1) to the
                    Schedule 14D-1 of Omnicare Acquisition Corp. and Omnicare, Inc. filed with the Securities and Exchange Commission (the "Commission") on August 14,
                    1997 (the "Schedule 14D-1") and incorporated herein by reference).*
Exhibit (a)(2)      Form of Letter of Transmittal (filed as Exhibit (a)(2) to the Schedule
                    14D-1 and incorporated herein by reference).*
Exhibit (a)(3)      Letter to Stockholders, dated August 14, 1997. *+
Exhibit (a)(4)      Form of summary advertisement, dated August 14, 1997 (filed as Exhibit
                    (a)(7) to the Schedule 14D-1 and incorporated herein by reference.
Exhibit (a)(5)      Text of press release issued by Omnicare, Inc. and American Medserve
                    Corporation, dated August 8, 1997.**
Exhibit (a)(6)      Opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated
                    August 7, 1997 (attached to this Schedule 14D-9 as Annex I). *+
Exhibit (c)(1)      Agreement and Plan of Merger, dated as of August 7, 1997, by and among
                    Omnicare, Inc., Omnicare Acquisition Corp. and American Medserve
                    Corporation.**
Exhibit (c)(2)      Agreement, made as of August 7, 1997, between the Company and Michael B.
                    Freedman.**
Exhibit (c)(3)      Agreement, made as of August 7, 1997, between the Company and Charles R.
                    Wallace.**
Exhibit (c)(4)      Agreement, made as of August 7, 1997, between the Company and J. Jeffrey
                    Gephart.**
Exhibit (c)(5)      Senior Management Agreement, made as of December 3, 1993, between the
                    Company and Timothy L. Burfield.***
Exhibit (c)(6)      Amendment No. 1 to Senior Management Agreement, made as of June 30, 1997, between the Company and Timothy L. Burfield.**
Exhibit (c)(7)      Amended and Restated Senior Management Agreement, made as of November 11,
                    1996, between the Company and Michael B. Freedman.**
Exhibit (c)(8)      Amended and Restated Senior Management Agreement, made as of November 11,
                    1996, between the Company and Charles R. Wallace.**
Exhibit (c)(9)      Amended and Restated Senior Management Agreement, made as of November 11,
                    1996, between the Company and J. Jeffrey Gephart.**
Exhibit (c)(10)     Director Stock Agreement, made as of September 5, 1996, between the Company and James H.S. Cooper.***
Exhibit (c)(11)     Director Stock Agreement, made as of September 5, 1996, between the Company and Charles C. Halberg.***
Exhibit (c)(12)     Amended and Restated Stockholders Agreement, dated as of August 23, 1996, by and among the Company, Golder, Thoma, Cressey, Rauner Fund IV, L.P. (the
                    "GTCR Fund"), Timothy L. Burfield, Michael B. Freedman, Charles R. Wallace,
                    J. Jeffrey Gephart, James H.S. Cooper, Charles C. Halberg, Mark A. Jerstad,
                    William J. and Mary Jane Gatti, Nelson L. Showalter, Frank R. Gelafio, Lee
                    R. Youngberg, Ronald E. Keith, James Pietryga, Bruce Gerlich, Mitch
                    Overstreet, Sterling Acquisition Partners, Inc., Pharmed, Inc., Pharmed of
                    Baton Rouge, Inc., Joseph Dellantonio, Thomas C. Loftus and George E.
                    Pepe.***

   EXHIBIT NO.
-----------------
Exhibit (c)(13)     Registration Agreement, dated as of August 23, 1996, by and among the GTCR
                    Fund, Timothy L. Burfield, Michael B. Freedman, Charles R. Wallace, J.
                    Jeffrey Gephart, James H.S. Cooper, Charles C. Halberg, Mark A. Jerstad,
                    William J. and Mary Jane Gatti, Nelson L. Showalter, Frank R. Gelafio, Lee
                    R. Youngberg, Ronald E. Keith, James Pietryga, Bruce Gerlich, Mitch
                    Overstreet, Sterling Acquisition Partners, Inc., Pharmed, Inc., Pharmed of
                    Baton Rouge, Inc., Joseph Dellantonio, Thomas C. Loftus and George E.
                    Pepe.***
Exhibit (c)(14)     Shareholders Agreement, dated as of April 30, 1996, by and among Good
                    Samaritan Supply Services, Inc., The Evangelical Lutheran Good Samaritan
                    Foundation and the Company.***
Exhibit (c)(15)     Second Amendment to Shareholders Agreement, dated as of August, 1997, by and among Good Samaritan Supply Services, Inc., The Evangelical Lutheran
                    Good Samaritan Foundation and the Company.**
Exhibit (c)(16)     Non-Competition and Marketing Assistance Agreement, made as of April 30,
                    1996, by and among the Company, Good Samaritan Supply Services, Inc., The
                    Evangelical Lutheran Good Samaritan Foundation and The Evangelical Lutheran
                    Good Samaritan Society.***
Exhibit (c)(17)     First Amendment to Non-Competition and Marketing Assistance Agreement, made as of August, 1997, by and among the Company, Good Samaritan Supply
                    Services, Inc., The Evangelical Lutheran Good Samaritan Foundation and The
                    Evangelical Lutheran Good Samaritan Society.**

---------------
*   Included in copies mailed to Shareholders.

+   Filed herewith.

** Document incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 (File No. 000-21515).

*** Document incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-11667), filed with the Securities and Exchange Commission on November 12, 1996.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 1997
                                          AMERICAN MEDSERVE CORPORATION

                                          By:    /s/ TIMOTHY L. BURFIELD

                                            ------------------------------------
                                                    Timothy L. Burfield
                                                       President and
                                                  Chief Executive Officer

                                                                      SCHEDULE I

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about August 14, 1997 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of American Medserve Corporation, a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Omnicare (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Company Board").

     On August 7, 1997, the Company, Omnicare, Inc., a Delaware corporation ("Omnicare") and Omnicare Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Omnicare ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Purchaser will commence a tender offer (the "Offer") for all outstanding Shares at a price of $18.00 per Share, net to the seller in cash and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and Merger, the Company will become a wholly-owned subsidiary of Omnicare.

     The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Omnicare shall be entitled to designate such number of directors (the "Omnicare Designees"), rounded up to the next whole number, on the Company Board as will give Omnicare representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as Omnicare may request to cause the Omnicare Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning Omnicare and the Purchaser has been furnished to the Company by Omnicare. The Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; THE OMNICARE DESIGNEES

     The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the purchase of and payment by Omnicare for Shares pursuant to the Offer which represent at least a majority of the outstanding Shares (on a fully diluted basis), Omnicare will be entitled to designate such number of Omnicare Designees, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares so accepted for payment bears to the total number of Shares then outstanding. The Company will promptly, upon the request of Purchaser, increase the size of the Company Board or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable Omnicare Designees to be so elected to the Company Board, and shall cause the Omnicare Designees to be so elected. Notwithstanding the foregoing, until the Effective Time of the Merger, the Company Board will have at least two directors who are directors on the date of execution of the Merger Agreement.

     Omnicare will choose the Omnicare Designees from among the individuals listed below:

     Joel F. Gemunder, 58. Mr. Gemunder is President of Omnicare and has held this position since May 1981. From January 1981 until July 1981, he served as Chief Executive Officer of the partnership organized as a predecessor to Omnicare for the purpose of owning and operating certain health care businesses of Chemed and Daylin, Inc., each then a subsidiary of W.R. Grace & Co. Mr. Gemunder was an Executive Vice President of Chemed and Group Executive of its Health Care Group from May 1981 through July 1981 and a Vice President of Chemed from 1977 until May 1981. Mr. Gemunder is a director of Chemed.

     Cheryl D. Hodges, 45. Ms. Hodges is Senior Vice President and Secretary of Omnicare and has held these positions since February 1994. From August 1986 to February 1994, she was Vice President and Secretary of Omnicare. From August 1982 to August 1986, she served as Vice President-Corporate and Investor Relations. Ms. Hodges has also served as a director of Omnicare for four prior terms: 1984-85; 1986-87; 1988-89 and 1990-91.

     David W. Froesel, Jr., 45. Mr. Froesel is Senior Vice President and Chief Financial Officer of Omnicare. He has held that position since joining Omnicare in March 1996. Mr. Froesel was Vice President of Finance and Administration at Mallinckrodt Veterinary, Inc. from May 1993 to February 1996. From July 1989 to April 1993, he was worldwide corporate controller of Mallinckrodt Medical Inc.

     Patrick E. Keefe, 52. Mr. Keefe is Executive Vice President-Operations of Omnicare and has held this position since February 1997. Previously he was Senior Vice President-Operations since February 1994. From April 1993 to February 1994, he was Vice President-Operations of Omnicare. From April 1992 to April 1993, he served as Vice President-Pharmacy Management Programs of Diagnostek, Inc., Albuquerque, New Mexico (mail-service pharmacy and health care services) (hereinafter "Diagnostek"). From September 1990 to April 1992, Mr. Keefe served as president of HPI, a subsidiary of Diagnostek, which was acquired from Omnicare in August 1989. From August 1984 to September 1990, he served as Executive Vice President of HPI.

     Bradley S. Abbott, 30. Mr. Abbott is Treasurer of the Purchaser and is Assistant Corporate Controller of Omnicare, a position he has held since joining Omnicare in 1996. Prior to that, he worked for eight years at Price Waterhouse LLP, most recently as a manager.

     Janice M. Rice, 36. Ms. Rice is Secretary of the Purchaser and is Vice President-Risk Management and Employee Benefits of Omnicare, a position she has held since 1994. Prior to that, she was Assistant Treasurer and Corporate Risk Manager of Omnicare, a position she had held since 1990.

     Jeffrey A. Glancy, 40. Mr. Glancy is Assistant Secretary of the Purchaser and is Vice President-Taxation of Omnicare, a position he has held since 1994. Prior to that, he served as Assistant Treasurer and Director of Taxation of Omnicare, a position he had held since 1985.

DIRECTORS OF THE COMPANY

     The following table sets forth certain information with respect to the current directors of the Company as of August 7, 1997.

     Bryan C. Cressey, 47. (Director since 1993). Mr. Cressey has been Chairman of the Board of the Company since December 1993. In 1993, Mr. Cressey co-founded and became a principal of Golder, Thoma, Cressey, Rauner, Inc., and for the past fifteen years he has been a general partner of Golder, Thoma, Cressey, Rauner L.P. Golder, Thoma, Cressey, Rauner, Inc. and Golder, Thoma, Cressey, Rauner L.P. are private equity investing firms. Golder, Thoma, Cressey, Rauner, Inc. is the general partner of GTCR IV, L.P., which is the general partner of the GTCR Fund. Mr. Cressey serves on various boards of directors, including Cable Design Technologies Corporation and Paging Network Inc. Mr. Cressey is a graduate of the University of Washington (B.A.), Harvard Law School (J.D.) and Harvard Business School (M.B.A.).

     Timothy L. Burfield, 49. (Director since 1993). Mr. Burfield is a founder of the Company and has served as the President and Chief Executive Officer of the Company since December 1993. Mr. Burfield was the Secretary of the Company from December 1993 to September 1996. From February 1988 to July 1993, Mr. Burfield was Chairman, President and Chief Executive Officer of Abbey Pharmaceutical Services, Inc., a provider of long-term care pharmacy services and medical equipment. Prior to that time, Mr. Burfield held a variety of executive positions with Abbey Healthcare Group, Inc., Medical Services Company of ARA

Services and American Hospital Supply Corporation. Mr. Burfield had more than 19 years of experience in the health care field prior to forming the Company. Mr. Burfield is a graduate of Villanova University (B.A.).

     James H.S. Cooper, 42. (Director since 1995). Mr. Cooper has been a Managing Director, Investment Banking for Equitable Securities Corporation in Nashville, Tennessee since April 1995. Mr. Cooper served as a member of the United States House of Representatives from January 1983 until January 1995. Mr. Cooper authored the "Managed Competition Act" as an alternative to President Clinton's health care reform plan. He is an adjunct professor, Health Policy, Owen School of Management, Vanderbilt University. Mr. Cooper is a graduate of the University of North Carolina (B.A.), graduated from Oxford University as a Rhodes Scholar and is a graduate of Harvard Law School (J.D.).

     Charles C. Halberg, 53. (Director since 1996). Mr. Halberg has served as a Director and as the President and Chief Executive Officer of Good Samaritan Supply Services, Inc. since November 1992. From June 1991 to December 1995, Mr. Halberg also served as Senior Vice President, General Counsel and Chief Financial Officer of The Evangelical Lutheran Good Samaritan Society and was Chairman of the Society's Board of Directors from 1989-1991. Mr. Halberg was a partner in the law firm of O'Connor & Hannan from 1980 to 1988. Mr. Halberg served in the Minnesota State Senate from 1990 through 1992 and the Minnesota House of Representatives from 1978 to 1986, serving as Speaker in 1985-86. Mr. Halberg is a graduate of St. Olaf College (B.A.) and William Mitchell College of Law (J.D.).

     Lee M. Mitchell, 53. (Director since 1996). Mr. Mitchell has been a principal of Golder, Thoma, Cressey, Rauner, Inc. since 1994. Prior to joining Golder, Thoma, Cressey, Rauner, Inc., Mr. Mitchell was the President and Chief Executive Officer of The Field Corporation and its predecessor, Field Enterprises, Inc., private management and holding companies with interests in publishing, communications, paper manufacturing and commercial real estate. Mr. Mitchell serves as a member of the Board of Governors of The Chicago Stock Exchange and as a director of Paging Network, Inc., Washington National Corporation, ERO Industries, Inc., and a number of private companies. Mr. Mitchell is a graduate of Wesleyan University (A.B.) and the University of Chicago Law School (J.D.).

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to the current executive officers of the Company as of August 7, 1997.

                  NAME                    AGE                      POSITION
----------------------------------------  ---   ----------------------------------------------
Bryan C. Cressey........................  47    Chairman of the Board of Directors
Timothy L. Burfield.....................  49    President and Chief Executive Officer
Charles R. Wallace......................  48    Vice President--Finance, Chief Financial
                                                Officer, Treasurer and Secretary
Michael B. Freedman.....................  30    Vice President--Business Development
J. Jeffrey Gephart......................  45    Vice President--National Sales

     Bryan C. Cressey has been Chairman of the Board of the Company since December 1993.

     Timothy L. Burfield is a founder of the Company and has served as the President and Chief Executive Officer and as a director of the Company since December 1993. Mr. Burfield was the Secretary of the Company from December 1993 to September 1996.

     Charles R. Wallace has served as the Vice President--Finance, Chief Financial Officer and Treasurer of the Company since September 1995 and has served as the Secretary since September 1996. From December 1993 to February 1995, Mr. Wallace was the Corporate Controller of Household International, Inc., a consumer finance and banking organization, and from 1989 to 1993, he was Executive Vice President and Chief Operating Officer of Hamilton Investments, Inc., a securities and investment firm. Mr. Wallace is a certified public accountant and is a graduate of the University of Illinois (B.S.).

     Michael B. Freedman is the Vice President--Business Development of the Company and has served in that capacity since August 1994. From August 1994 to September 1995, Mr. Freedman also served as the

Company's acting Chief Financial Officer. From April 1993 to August 1994, Mr. Freedman was an associate at Golder, Thoma, Cressey, Rauner, Inc. From April 1992 to April 1993, Mr. Freedman was the President of Stadium Promotions, Inc., a sports marketing company, and from February 1991 to April 1992, Mr. Freedman was the Controller of Power Conversion, Inc., a battery manufacturer. Mr. Freedman is a certified public accountant and is a graduate of Dartmouth College (B.A.) and the Stern School of Business, New York University (M.B.A.).

     J. Jeffrey Gephart is the Vice President--National Sales of the Company and has served in that capacity since January 1995. From May 1990 until January 1995, Mr. Gephart held various positions at Abbey Pharmaceutical Services, Inc., including most recently Vice President--Sales. Mr. Gephart had over 17 years of sales and marketing experience in the long-term care industry when he joined the Company, including sales management positions with General Medical Corporation, Continental Health Affiliates, Nutrition Technology Corporation and Kimberly Clark Corporation. Mr. Gephart is a licensed nursing home administrator and is a graduate of Purdue University (B.S.).

EXECUTIVE COMPENSATION

     Summary Compensation Table. The table below summarizes the compensation paid to or earned by the Chief Executive Officer and the other three most highly compensated executive officers of the Company for the fiscal year ended December 31, 1996 and the previous fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                            ANNUAL COMPENSATION
                                                                            -------------------
                                                                             SALARY      BONUS
                    NAME AND PRINCIPAL POSITION                      YEAR      ($)      ($)(2)
-------------------------------------------------------------------  ----   ---------   -------
Timothy L. Burfield................................................  1996    270,250    178,875
  President and Chief Executive Officer                              1995    263,313     72,450
Charles R. Wallace.................................................  1996    145,000     84,000
  Vice President-Finance, Chief                                      1995     37,917(1)      --
  Financial Officer, Treasurer and Secretary
Michael B. Freedman................................................  1996     96,250     54,000
  Vice President-Business Development                                1995     88,333     42,000
J. Jeffrey Gephart.................................................  1996     96,750     56,774
  Vice President-National Sales                                      1995     91,042         --

---------------
(1) Mr. Wallace became an employee of the Company in September 1995.

(2) These bonuses were paid in recognition of the Company's performance over the eighteen month period ended December 31, 1996.

NOMINATING ARRANGEMENTS

     Pursuant to the terms of the Good Samaritan Shareholders Agreement, as amended, between the Company, the Evangelical Lutheran Good Samaritan Foundation (the "Foundation") (the Company's co-investor in Good Samaritan Supply Services, Inc.) and Good Samaritan Supply Services, Inc. ("Good Samaritan Supply"), Mr. Halberg became a director of the Company in August 1996, and the Company has agreed to nominate the individual who may be Chief Executive Officer of The Evangelical Lutheran Good Samaritan Society and, if and for so long as he shall be Chief Executive Officer of Good Samaritan Supply, Mr. Halberg, for election to the Board of Directors in each subsequent election of directors. Pursuant to this provision, Dr. Mark A. Jerstad, the former Chief Executive Officer of The Evangelical Lutheran Good Samaritan Society, served as a Director of the Company during fiscal year 1996. Dr. Jerstad died in March 1997. The provisions of the Good Samaritan Shareholders Agreement pertaining to designation of directors terminate upon such date as (i) either the Company owns 10% or less of the outstanding common stock of

Good Samaritan Supply, or the Foundation and any Foundation affiliate own 10% or less of the outstanding common stock of Good Samaritan Supply and (ii) the Foundation and the Foundation affiliates collectively own 5% or less of the outstanding Company Common Stock. The Company currently owns a 50.1% interest in Good Samaritan Supply.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     During the 1996 fiscal year, there were four meetings of the Board of Directors. Each incumbent Director attended at least 75% of the aggregate total number of the meetings of the Board of Directors and the meetings of the Board Committees on which he served, in each case, that were held during the period in which he served as a Director.

     The Board of Directors has standing Audit and Compensation Committees, which deal with certain specific areas of the Board's responsibility.

     The Audit Committee, which met three times during the 1996 fiscal year, recommends the appointment of auditors and oversees the accounting and audit functions of the Company. The members of the Audit Committee are Mr. Cooper and Mr. Cressey. Dr. Jerstad served as a member of the Audit Committee until his death.

     The Compensation Committee, which met three times during the 1996 fiscal year, determines executive officers' salaries, bonuses and other compensation and administers the Company's 1996 Stock Incentive Plan. The members of the Compensation Committee are Mr. Cooper and Mr. Cressey. Dr. Jerstad served as a member of the Compensation Committee until his death.

DIRECTOR COMPENSATION

     Directors who are not currently receiving compensation as officers or employees of the Company or of a subsidiary of the Company, other than Mr. Cressey and Mr. Mitchell, are entitled to a fee of $1,000 plus reimbursement of expenses for attending each meeting of the Board of Directors and each meeting of a committee not held concurrently with a meeting of the Board of Directors. Mr. Cooper received $5,000 in directors fees during the 1996 fiscal year ($1,000 of which relates to a 1995 fiscal year meeting but was paid in fiscal year 1996) and Dr. Jerstad received $2,000 in directors fees during the 1996 fiscal year. In addition, Mr. Halberg is President and Chief Executive Officer of Good Samaritan Supply, a company in which the Company has a 50.1% equity interest. In September 1996, the Company sold shares to Mr. Halberg, Mr. Cooper and Dr. Jerstad for $1.41 per share. See "Management-Company Common Stock Issuances."

     The Company's directors are eligible to participate in the Company's 1996 Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the grant of stock options, stock awards and stock appreciation rights. The Incentive Plan is administered by the Compensation Committee. The Incentive Plan may be terminated by the Board of Directors at any time.

     On November 13, 1996, the Company granted Mr. Halberg, pursuant to the 1996 Stock Incentive Plan, non-qualified options to purchase 50,000 Shares with an exercise price of $15.00 per Share. Mr. Halberg's options vest and become exercisable on November 13, 2003. The vesting will be accelerated in connection with the Transaction.

CERTAIN TRANSACTIONS

     Good Samaritan Relationship. On April 30, 1996, pursuant to the terms of a Share Purchase Agreement (the "Purchase Agreement") between the Company and Good Samaritan Supply (the President and Chief Executive Officer of which is Charles
C. Halberg, a director of the Company), the Company purchased 40% of the outstanding Good Samaritan Supply common stock on a fully-diluted basis for an aggregate purchase price of $6.0 million. Upon consummation of the initial public offering of the Company's Common Stock (the "Offering") in November 1996, the Company purchased additional shares of Good Samaritan Supply common stock for an aggregate purchase price of $2.0 million, which, together with the Good Samaritan Supply common stock already owned by the Company, represented 50.1% of the outstanding Good Samaritan

Supply common stock on a fully diluted basis. On May 15, 1997, the Company purchased preferred shares and warrants to purchase common stock from Good Samaritan Supply for an aggregate purchase price of $1.5 million.

     In connection with the execution of the Purchase Agreement, the Company, the Foundation and Good Samaritan Supply also entered into a Shareholders Agreement (the "Good Samaritan Shareholders Agreement"), and the Company, Good Samaritan Supply, the Foundation and the Society entered into a Non-Competition and Marketing Assistance Agreement. The Foundation currently holds 49.9% of the outstanding Good Samaritan Supply common stock.

     The Good Samaritan Shareholders Agreement, which was amended in May 1997 and August 1997, contains provisions (i) governing the composition of the Board of Directors of Good Samaritan Supply, (ii) granting rights of first refusal with respect to the sale or transfer of Good Samaritan Supply common stock,
(iii) governing the composition of the Board of Directors of the Company, (iv) granting to the Foundation or any affiliate holding Good Samaritan Supply common stock an option to convert its Good Samaritan Supply common stock into Shares (which option terminates upon consummation of the Offer), (v) granting to the Foundation or any affiliate holding Good Samaritan Supply common stock a right to put its shares of Good Samaritan Supply common stock to the Company, (vi) granting to the Company an option to purchase substantially all shares of Good Samaritan Supply common stock held by other parties to the Good Samaritan Shareholders Agreement, (vii) granting registration rights to the Foundation with respect to its Company Common Stock, (viii) granting certain rights to the Foundation or any affiliate holding Good Samaritan Supply common stock upon certain changes in the Company's ownership and (ix) granting to the Foundation or any affiliate holding Good Samaritan Supply common stock, if an AMC Change in Control (as defined in the Good Samaritan Shareholders Agreement) has occurred and the AMC Acquisition Option (as defined in the Good Samaritan Shareholders Agreement) has not been exercised within 180 days following the occurrence of such AMC Change in Control, the right to put (the "Foundation Put") to the Company all shares of Good Samaritan Supply common stock and warrants to purchase Good Samaritan Supply common stock held by them for a purchase price of $6.0 million. Upon the closing of the AMC Acquirer Option or the Foundation Put, Good Samaritan Supply is obligated to redeem all Class A Preferred Shares held by the Foundation or any affiliate.

     Company Common Stock Issuances. In September 1996 the Company sold to Mr. Burfield 23,681 Shares at a purchase price of $1.41 per Share. For financial reporting purposes, Shares were valued at $9.10 per Share at that time. The purchase price for such Shares was made by delivery of cash (in the amount of 10% of the purchase price) and a promissory note (in the principal amount of 90% of the purchase price).

     In September 1996 the Company sold 11,853 Shares to each of James H.S. Cooper and Charles C. Halberg (each a director of the Company) and Mark A. Jerstad (a former director of the Company) at a purchase price of $1.41 per Share. For financial reporting purposes, Shares were valued at $9.10 per Share at that time. All of such Shares were issued subject to the terms of separate stock purchase agreements, and the purchase price for such Shares was made by delivery of cash (in the amount of 10% of the purchase price) and a promissory note (in the principal amount of 90% of the purchase price). All transfer restrictions on such Shares terminate in connection with the consummation of the Offer.

     In September 1996 the Company sold an aggregate of 237,038 Shares to certain executive officers of the Company (104,228 Shares, 80,522 Shares and 52,288 Shares to Charles R. Wallace, Michael B. Freedman and J. Jeffrey Gephart, respectively), at a purchase price of $1.41 per Share. For financial reporting purposes, Shares were valued at $9.10 per Share at that time. All of such Shares were issued subject to the terms of separate stock purchase agreements (which were amended and restated as of November 11, 1996), and the purchase price for such Shares was made by delivery of cash (in the amount of 10% of the purchase price) and a promissory note (in the principal amount of 90% of the purchase price). Mr. Freedman paid off his promissory note on March 31, 1997. All transfer restrictions on such Shares terminate in connection with the consummation of the Offer.

     Agreement with Director. Charles C. Halberg (a member of the Company's Board of Directors) and Good Samaritan Supply entered into an Executive Employment Agreement dated January 1, 1996 (the

"Halberg Employment Agreement"), pursuant to which Mr. Halberg is employed as President and Chief Executive Officer of Good Samaritan Supply. The Halberg Employment Agreement is for a term of four years and shall automatically extend for an additional one-year term on each January 1, unless Good Samaritan Supply shall provide Mr. Halberg with 90 days' notice prior to the extension of any term. Under the terms of the Halberg Employment Agreement, Mr. Halberg is entitled to receive an annual base salary of $220,000, subject to upward adjustment by the compensation committee of the board of directors of Good Samaritan Supply, and other benefits including health, dental, disability and life insurance. In addition, Mr. Halberg and Good Samaritan Supply entered into a Change-in-Control Agreement as of April 29, 1996 (the "Change-in-Control Agreement"). If Mr. Halberg is terminated by Good Samaritan Supply after the occurrence of a Change-in-Control (which occurred in November 1996 at such time as the Company owned 50.1% of the outstanding Good Samaritan Supply common stock) other than for certain reasons, he will be entitled to certain severance payments.

MANAGEMENT AGREEMENTS

     Mr. Burfield and the Company entered into a Senior Management Agreement in December 1993 (which was amended in June 1997), pursuant to which Mr. Burfield has been employed as President and Chief Executive Officer of the Company. The Senior Management Agreement provides for an annual base salary at a rate of $241,500, subject to such increases, but not decreases, as determined by the Board. If Mr. Burfield is terminated by the Company other than for cause, Mr. Burfield is entitled to receive payments at the rate of his annual base salary for a period of eighteen months. Pursuant to the Senior Management Agreement, in December 1993 the Company sold 485,978 restricted Shares to Mr. Burfield, which restrictions have terminated.

     Pursuant to the terms of separate Senior Management Agreements between the Company and each of Mr. Freedman, Mr. Wallace and Mr. Gephart entered into as of September 5, 1996 and amended and restated as of November 11, 1996, in the event Mr. Freedman's, Mr. Wallace's or Mr. Gephart's employment is terminated other than for cause, Mr. Freedman, Mr. Wallace or Mr. Gephart, as the case may be, shall be entitled to six months' notice or, if the Company determines to immediately terminate Mr. Freedman's, Mr. Wallace's or Mr. Gephart's employment, Mr. Freedman, Mr. Wallace or Mr. Gephart, as the case may be, shall be entitled to his annual base salary for six months. Under the Senior Management Agreements, each of Mr. Freedman's, Mr. Wallace's or Mr. Gephart's employment periods will continue until his resignation, disability (as reasonably determined by the Board of Directors or chief executive officer of the Company) or death or until the Board of Directors of the Company determines in its good faith judgment that termination of Mr. Freedman's, Mr. Wallace's or Mr. Gephart's employment is in the best interest of the Company.

EMPLOYEE BENEFIT PLANS

     1996 Stock Incentive Plan. The Company's 1996 Stock Incentive Plan was adopted in October 1996. The Company has reserved 1,150,000 Shares for issuance under the 1996 Stock Incentive Plan. The 1996 Stock Incentive Plan is administered by the Compensation Committee of the Board of Directors. The Committee has the authority and discretion, subject to the provisions of the 1996 Stock Incentive Plan, to select persons to whom awards will be granted, to designate the number of Shares to be covered by awards, and to establish all other terms and conditions of each award.

     The 1996 Stock Incentive Plan provides for the grant of stock options, stock awards and stock appreciation rights to employees of the Company and its subsidiaries and to non-employee directors and non-employee consultants and advisors. Options granted under the 1996 Stock Incentive Plan may be qualified or non-qualified stock options.

     Subsidiary Option Plans. In October 1995, four of the Company's operating subsidiaries (Gatti LTC Services, Inc., Williamson Drug Company, Inc., Nihan & Martin, Inc. and Dixon Pharmacy, Inc.) adopted Stock Option Plans for Executives and Key Employees (the "Subsidiary Option Plans"). Each Subsidiary Option Plan is administered by the Board of Directors, or a committee thereof, of the respective subsidiary. Each Subsidiary Option Plan provides for the grant of options to purchase common stock of such subsidiary, at an exercise price of not less than fair market value of such stock, to directors, executives or other key employees of the subsidiary. Pursuant to the terms of the Subsidiary Option Plans and in connection with the Company's initial public offering (the "Offering"), the stock options granted pursuant to the Subsidiary Option Plans were converted to options to purchase Shares. The Company has reserved 160,790 Shares for issuance under the Subsidiary Option Plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Professional Services Agreement. Pursuant to the terms of a Professional Services Agreement (the "Services Agreement") dated December 3, 1993 between GTCR IV, L.P. (an affiliate of the GTCR Fund and two principals of the general partner of which are Bryan C. Cressey, Chairman of the Board of Directors and a member of the Compensation Committee of the Company's Board of Directors, and Lee M. Mitchell, a member of the Company's Board of Directors) ("GTCR") and the Company, GTCR provided the Company with management and financial consulting services, for which the Company accrued management fees of $4,167 during 1993, $50,000 during each of 1994 and 1995, and $58,333 during 1996 through October 31, 1996. In addition, pursuant to the terms of the Services Agreement, GTCR was entitled to 1% of the dollar amount of capital received by the Company upon the closing of any issuance of debt or equity securities from parties other than GTCR, its directors, its officers or its employees or the Company's management. No amounts have been or will be paid to GTCR pursuant to this provision of the Services Agreement. The Company and GTCR terminated the Services Agreement effective upon the consummation of the Offering. Simultaneously with the consummation of the Offering, the Company paid GTCR $450,000 from the proceeds, of which $162,500 was in payment of accrued but unpaid fees under the Services Agreement and $287,500 was in exchange for the termination of the Services Agreement.

     Agreement with GTCR Fund Regarding Class A Common Stock. Prior to the Offering, the Company had two classes of common stock, Class A Common Stock and Class B Common Stock. Pursuant to the terms of the Company's Class A Common Stock, upon the occurrence of the Offering and from the net proceeds thereof, the GTCR Fund, as the sole holder of the Class A Common Stock, was entitled to a preferential cash distribution in the amount of the lesser of (a) 25% of the net proceeds from the Offering (after deducting all discounts and reasonable expenses) or (b) the amount of all Unpaid Yield (as defined therein) plus Unreturned Original Cost (as defined therein) ($22.5 million) with respect to the Class A Common Stock. Accordingly, the Company paid to the GTCR Fund the amount of $20,772,419 from the proceeds of the Offering. In addition, upon the occurrence of future public offerings, the holder of Class A Common Stock would have otherwise been entitled to additional preferential distributions until the entire Unpaid Yield and Unpaid Original Cost was paid in full. In August 1996, the Company and the GTCR Fund entered into an agreement contemplating the GTCR Fund's relinquishment of any future preferences with respect to the Company's Class A Common Stock. Pursuant to the agreement, on December 31, 1996, the Company issued to the GTCR Fund an additional 280,289 Shares, which number of additional Shares was obtained by dividing (a) the then remaining Unpaid Yield and Unreturned Original Cost (giving effect to the amount thereof paid with the proceeds of the Offering) by (b) $15.00, the initial public offering price of Shares. Contemporaneously with the Offering, pursuant to the terms of the Amended and Restated Certificate of Incorporation, all shares of Class A Common Stock were converted into Shares.

     Registration Rights. The Company and all holders of Common Stock prior to the Offering have entered into a registration rights agreement (the "Registration Agreement"), pursuant to which such stockholders have been granted certain rights with respect to the registration under the Securities Act, for resale to the public, of their respective Registrable Securities (as defined in the Registration Agreement). Such stockholders own in the aggregate approximately 48% of the issued and outstanding Shares. The Registration Agreement provides, among other things, that the GTCR Fund has the right to require the Company to effect as many as three "long-form" and five "short-form" demand registrations under the Securities Act with respect to all or a portion of the GTCR Fund's Registrable Securities. Other holders of Registrable Securities are entitled to include in such demand registrations (and in primary registrations by the Company) all Registrable Securities with respect to which the Company has received written requests for inclusion therein, subject to certain limitations, including priority provisions. The Company has agreed to bear all reasonable and customary expenses associated with such registrations (other than underwriters' discounts and commissions).

     Stockholders Agreement of the Company. The Company and all holders of Shares prior to the Offering have entered into an Amended and Restated Stockholders Agreement, dated as of August 23, 1996 (the "Stockholders Agreement"), pursuant to which all such holders of Shares (other than the GTCR
Fund) have the right to participate on a pro rata basis in any disposition of Shares held by the GTCR Fund, other than dispositions to an affiliate or sales to the public pursuant to an offering registered under the Securities Act or pursuant to Rule 144 under the Securities Act.

     Nominating Agreement. On October 9, 1996, the Company and the GTCR Fund entered into an agreement pursuant to which, upon the request of the GTCR Fund, the Company will take all necessary and desirable actions within its control to expand the size of the Board to seven members and to nominate a representative of the GTCR Fund for election to the Board. This agreement terminates at such time as the GTCR Fund owns less than 15% of the Company's voting stock on a fully-diluted basis.

     Financial Advisory Fees. Pursuant to a letter agreement, dated as of February 23, 1996, as amended (the "Equitable Agreement"), Equitable Securities Corporation ("Equitable") has provided the Company with certain strategic and financial advisory services. Mr. James H.S. Cooper, a director of the Company and a member of the Compensation Committee of the Company's Board of Directors, is a Managing Director of Equitable. For such strategic and advisory investment banking services, the Company paid Equitable a retainer fee in the amount of $25,000. In the event the Company utilizes the services of Equitable in connection with any acquisition, Equitable will receive a transaction fee in an amount mutually agreed to in advance of such transaction, based on the size and complexity of the contemplated acquisition.

     The Equitable Agreement (which terminated on December 31, 1996) provided that Equitable shall receive any amounts due and owing to it in the event that a transaction with respect to which Equitable has provided advisory services closes on or before June 30, 1997.

     Bridge Loan Guaranty. In August 1996, the GTCR Fund guaranteed repayment by the Company of its indebtedness under a bridge loan in the amount of $5,000,000 (the "GTCR Guaranty"). Pursuant to a Reimbursement and Conversion Rights Agreement (the "Reimbursement Agreement") between the Company and the GTCR Fund, the Company, subject to certain conditions, agreed to reimburse the GTCR Fund for payments made by the GTCR Fund under the GTCR Guaranty by either (i) paying cash or other monetary reimbursement to the GTCR Fund or (ii) issuing shares of the Company's Common Stock to the GTCR Fund, the form of such reimbursement to be at the election of the GTCR Fund. If the Company was required to reimburse the GTCR Fund under the Reimbursement Agreement and the GTCR Fund elected to be reimbursed in shares of the Company's Common Stock, the number of shares which it would receive would be computed pursuant to a formula set forth in the Reimbursement Agreement. The Company repaid the bridge loan out of the proceeds of the Offering and the obligations of the Company under the Reimbursement Agreement terminated.

     Director Stock Issuances. In September 1996, the Company issued to each of James H.S. Cooper (a director of the Company and member of the Compensation Committee of the Company's Board of Directors) and Mark A. Jerstad (a former director of the Company and former member of the Compensation Committee of the Company's Board of Directors) 11,853 Shares for an aggregate consideration of $16,756 (or $1.41 per Share), of which $1,676 was paid in cash and $15,080 was paid by delivery to the Company of a promissory note.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires that the Company's executive officers and directors, and beneficial owners of 10% or more of the Company's stock file initial reports of ownership and of changes of ownership with the Securities and Exchange Commission and the Nasdaq Stock Market. Executive officers, directors and 10% beneficial owners are required by securities regulations to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on a review of the copies of such forms furnished to the Company and written representations from the Company's executive officers and directors, the Company believes that all filing requirements were met during fiscal year 1996, except that initial Forms 3 with respect to Timothy L. Burfield, Charles C. Halberg, Mark Jerstad, James H.S. Cooper, Bryan C. Cressey, Lee M. Mitchell, Michael B. Freedman, Charles R. Wallace, J. Jeffrey Gephart, the GTCR Fund, GTCR IV, L.P., Golder, Thoma, Cressey, Rauner, Inc., Forms 4 with respect to GTCR IV, L.P. and Golder, Thoma, Cressey, Rauner, Inc. and a Form 5 with respect to Charles C. Halberg, were inadvertently filed after the date on which such forms were required to be filed with the Securities and Exchange Commission.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS

     The following table sets forth ownership of the Shares as of August 7, 1997 by (i) each person who is known to the Company to own beneficially more than 5% of the outstanding Shares, (ii) each director, (iii) the Company's named executive officers identified in the Summary Compensation Table and (iv) all directors, and executive officers as a group. On August 7, 1997, there were 12,217,936 Shares issued and outstanding.

                                                                         SHARES       PERCENTAGE
                                                                      BENEFICIALLY   BENEFICIALLY
                NAME AND ADDRESS OF BENEFICIAL OWNER                    OWNED(1)        OWNED
--------------------------------------------------------------------  ------------   ------------
Golder, Thoma, Cressey, Rauner Fund IV, L.P.........................    4,215,527        34.5%
  6100 Sears Tower Chicago, IL 60606
Bryan C. Cressey (2)................................................    4,215,527        34.5
Timothy L. Burfield.................................................      509,659         4.2
Michael B. Freedman (3).............................................       84,022           *
J. Jeffrey Gephart..................................................       52,288           *
Charles R. Wallace (4)..............................................      112,228           *
James H.S. Cooper...................................................       11,853           *
Charles C. Halberg (5)..............................................       11,983           *
Lee M. Mitchell (2).................................................    4,215,527        34.5
All directors and executive officers as a group (8 persons)
  (2)(3)(4)(5)......................................................    4,997,560        40.9

---------------
* Less than one percent.

(1) Except as indicated in the footnotes to this table, the persons named in this table have sole voting and investment power with respect to all Shares shown as beneficially owned by them.

(2) Bryan C. Cressey and Lee M. Mitchell are principals of Golder, Thoma, Cressey, Rauner, Inc., which is the general partner of GTCR IV, L.P., which is the general partner of Golder, Thoma, Cressey, Rauner Fund IV, L.P. Accordingly, Mr. Cressey and Mr. Mitchell may be attributed beneficial ownership of the Shares owned of record by Golder, Thoma, Cressey, Rauner Fund IV, L.P. Mr. Cressey and Mr. Mitchell disclaim beneficial ownership of such Shares.

(3) Includes 3,000 Shares owned by Mr. Freedman's wife, 500 Shares owned jointly with Mr. Freedman's wife and 20,000 Shares held in trust for the benefit of his children.

(4) Includes 109,228 Shares held by the Charles R. Wallace Revocable Trust and 3,000 Shares owned by Mr. Wallace's children.

(5) Includes 130 Shares owned by Mr. Halberg's children.

                                                                         ANNEX I
                      [DONALDSON, LUFKIN & JENRETTE LOGO]

                                                                  August 7, 1997

The Board of Directors
American Medserve Corporation
184 Shuman Boulevard, Suite 200
Naperville, Illinois 60563

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of American Medserve Corporation (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of August 7, 1997 (the "Agreement"), by and among Omnicare, Inc. ("Omnicare"), Omnicare Acquisition Corp., a wholly owned subsidiary of Omnicare ("Acquisition Subsidiary") and the Company, pursuant to which Acquisition Subsidiary will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, Omnicare will commence a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $.01 per share, of the Company ("Company Common Stock") at a price of $18.00 per share. The Tender Offer is to be followed by the Merger in which each share of Company Common Stock not tendered would be converted into the right to receive $18.00 per share in cash.

     In arriving at our opinion, we have reviewed the draft dated August 6, 1997 of the Agreement and the annex thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in such publicly available information was certain projected financial information for the period beginning January 1, 1997 and ending December 31, 1998 prepared by a member of the Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") Equity Research Department. We also discussed with management their views as to
(i) revenue growth and margins for the period beginning January 1, 1999 and ending December 31, 2001 and (ii) the impact on revenue growth and margins, among other items, of a no-acquisition scenario for the period beginning January 1, 1998 and ending December 31, 2001. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Company Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections that we reviewed, we have assumed that they reflect the best current estimates and judgments of the management of the Company as to the future operating and financial performance of the Company over such period of time. With respect to the views of management (x) referenced in clause (i) above, we have assumed that they reflect the best current estimates and judgments of the management of the Company as to such operating performance over such period of time and (y) referenced in clause (ii) above, we have assumed that they reflect the best current estimates and judgments of the management of the Company as to the impact of a no-acquisition scenario on such operating performance over such period of time. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by us.

     Our opinion is necesarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm

The Board of Directors                                            August 7, 1997
American Medserve Corporation

this opinion. Our opinion does not constitue a recommendation to any stockholder as to whether such stockholder should tender any shares of Company Common Stock into the Tender Offer or as to how such stockholder should vote in any stockholder meeting on the proposed Merger.

     DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                               SECURITIES CORPORATION

                                          By:    /s/ JOHN W. PATTERSON

                                          --------------------------------------
                                             John W. Patterson
                                             Senior Vice President

                                 EXHIBIT INDEX

                                                                                      SEQUENTIALLY
                                                                                        NUMBERED
   EXHIBIT NO.                                DESCRIPTION                                 PAGE
-----------------  -----------------------------------------------------------------  ------------
Exhibit (a)(1)     Offer to Purchase, dated August 14, 1997 (filed as Exhibit (a)(1)
                   to the Schedule 14D-1 of Omnicare Acquisition Corp. and Omnicare,
                   Inc. filed with the Securities and Exchange Commission (the
                   "Commission") on August 14, 1997 (the "Schedule 14D-1") and
                   incorporated herein by reference).*
Exhibit (a)(2)     Form of Letter of Transmittal (filed as Exhibit (a)(2) to the
                   Schedule 14D-1 and incorporated herein by reference).*
Exhibit (a)(3)     Letter to Stockholders, dated August 14, 1997. *+
Exhibit (a)(4)     Form of summary advertisement, dated August 14, 1997 (filed as
                   Exhibit (a)(7) to the Schedule 14D-1 and incorporated herein by reference.
Exhibit (a)(5)     Text of press release issued by Omnicare, Inc. and American
                   Medserve Corporation, dated August 8, 1997.**
Exhibit (a)(6)     Opinion of Donaldson, Lufkin & Jenrette Securities Corporation,
                   dated August 7, 1997 (attached to this Schedule 14D-9 as Annex
                   I). *+
Exhibit (c)(1)     Agreement and Plan of Merger, dated as of August 7, 1997, by and among Omnicare, Inc., Omnicare Acquisition Corp. and American
                   Medserve Corporation.**
Exhibit (c)(2)     Agreement, made as of August 7, 1997, between the Company and
                   Michael B. Freedman.**
Exhibit (c)(3)     Agreement, made as of August 7, 1997, between the Company and
                   Charles R. Wallace.**
Exhibit (c)(4)     Agreement, made as of August 7, 1997, between the Company and J.
                   Jeffrey Gephart.**
Exhibit (c)(5)     Senior Management Agreement, made as of December 3, 1993, between the Company and Timothy L. Burfield.***
Exhibit (c)(6)     Amendment No. 1 to Senior Management Agreement, made as of June
                   30, 1997, between the Company and Timothy L. Burfield.**
Exhibit (c)(7)     Amended and Restated Senior Management Agreement, made as of
                   November 11, 1996, between the Company and Michael B. Freedman.**
Exhibit (c)(8)     Amended and Restated Senior Management Agreement, made as of
                   November 11, 1996, between the Company and Charles R. Wallace.**
Exhibit (c)(9)     Amended and Restated Senior Management Agreement, made as of
                   November 11, 1996, between the Company and J. Jeffrey Gephart.**
Exhibit (c)(10)    Director Stock Agreement, made as of September 5, 1996, between the Company and James H.S. Cooper.***
Exhibit (c)(11)    Director Stock Agreement, made as of September 5, 1996, between the Company and Charles C. Halberg.***

                                                                                      SEQUENTIALLY
                                                                                        NUMBERED
   EXHIBIT NO.                                DESCRIPTION                                 PAGE
-----------------  -----------------------------------------------------------------  ------------
Exhibit (c)(12)    Amended and Restated Stockholders Agreement, dated as of August
                   23, 1996, by and among the Company, Golder, Thoma, Cressey,
                   Rauner Fund IV, L.P. (the "GTCR Fund"), Timothy L. Burfield,
                   Michael B. Freedman, Charles R. Wallace, J. Jeffrey Gephart,
                   James H.S. Cooper, Charles C. Halberg, Mark A. Jerstad, William
                   J. and Mary Jane Gatti, Nelson L. Showalter, Frank R. Gelafio,
                   Lee R. Youngberg, Ronald E. Keith, James Pietryga, Bruce Gerlich,
                   Mitch Overstreet, Sterling Acquisition Partners, Inc., Pharmed,
                   Inc., Pharmed of Baton Rouge, Inc., Joseph Dellantonio, Thomas C.
                   Loftus and George E. Pepe.***
Exhibit (c)(13)    Registration Agreement, dated as of August 23, 1996, by and among the GTCR Fund, Timothy L. Burfield, Michael B. Freedman, Charles
                   R. Wallace, J. Jeffrey Gephart, James H.S. Cooper, Charles C.
                   Halberg, Mark A. Jerstad, William J. and Mary Jane Gatti, Nelson
                   L. Showalter, Frank R. Gelafio, Lee R. Youngberg, Ronald E.
                   Keith, James Pietryga, Bruce Gerlich, Mitch Overstreet, Sterling
                   Acquisition Partners, Inc., Pharmed, Inc., Pharmed of Baton
                   Rouge, Inc., Joseph Dellantonio, Thomas C. Loftus and George E.
                   Pepe.***
Exhibit (c)(14)    Shareholders Agreement, dated as of April 30, 1996, by and among
                   Good Samaritan Supply Services, Inc., The Evangelical Lutheran
                   Good Samaritan Foundation and the Company.***
Exhibit (c)(15)    Second Amendment to Shareholders Agreement, dated as of August,
                   1997, by and among Good Samaritan Supply Services, Inc., The
                   Evangelical Lutheran Good Samaritan Foundation and the Company.**
Exhibit (c)(16)    Non-Competition and Marketing Assistance Agreement, made as of
                   April 30, 1996, by and among the Company, Good Samaritan Supply
                   Services, Inc., The Evangelical Lutheran Good Samaritan
                   Foundation and The Evangelical Lutheran Good Samaritan
                   Society.***
Exhibit (c)(17)    First Amendment to Non-Competition and Marketing Assistance
                   Agreement, made as of August, 1997, by and among the Company,
                   Good Samaritan Supply Services, Inc., The Evangelical Lutheran
                   Good Samaritan Foundation and The Evangelical Lutheran Good
                   Samaritan Society.**

---------------
*   Included in copies mailed to Shareholders.

+   Filed herewith.

** Document incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 (File No. 000-21515).

*** Document incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-11667), filed with the Securities and Exchange Commission on November 12, 1996.